Exhibit 99.3

WHEATON PRECIOUS METALS 1 FIRST QUARTER REPORT 2025 Interim Financial Statements

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2025	2024

Sales	6	$470,411	$296,806

Cost of sales

Cost of sales, excluding depletion		$74,635	$61,555

Depletion		76,693	63,676

Total cost of sales		$151,328	$125,231

Gross margin		$319,083	$171,575

General and administrative	7	13,525	10,464

Share based compensation	8	12,181	1,281

Donations and community investments	9	2,693	1,570

Earnings from operations		$290,684	$158,260

Other income (expense)	10	7,520	7,196

Earnings before finance costs and income taxes		$298,204	$165,456

Finance costs	16.3	1,441	1,442

Earnings before income taxes		$296,763	$164,014

Income tax expense (recovery)	22	42,779	(27)

Net earnings		$253,984	$164,041

Basic earnings per share		$0.560	$0.362

Diluted earnings per share		$0.559	$0.362

Weighted average number of shares outstanding

Basic	20	453,692	453,094

Diluted	20	454,428	453,666

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31

(US dollars in thousands - unaudited)	Note	2025	2024

Net earnings		$253,984	$164,041

Other comprehensive income
Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	15	$26,161	$(5,470)

Income tax expense related to LTIs	22	(2,351)	(96)

Total other comprehensive income (loss)		$23,810	$(5,566)

Total comprehensive income		$277,794	$158,475

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at March 31 2025	As at December 31 2024

Assets

Current assets

Cash and cash equivalents	21	$1,085,581	$818,166

Accounts receivable	11	7,994	6,217

Income taxes receivable	22	159	-

Other	23	3,433	3,697

Total current assets		$1,097,167	$828,080

Non-current assets

Mineral stream interests	12	$6,397,782	$6,379,580

Early deposit mineral stream interests	13	47,094	47,094

Mineral royalty interests	14	40,421	40,421

Long-term equity investments	15	128,877	98,975

Property, plant and equipment		11,687	8,691

Other	24	16,269	21,616

Total non-current assets		$6,642,130	$6,596,377

Total assets		$7,739,297	$7,424,457

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$7,684	$13,553

Dividends payable	17.2	74,880	-

Income taxes payable	22	106	2,127

Current portion of performance share units	19.1	13,291	13,562

Current portion of lease liabilities	16.2	488	262

Total current liabilities		$96,449	$29,504

Non-current liabilities

Performance share units	19.1	$5,427	$11,522

Lease liabilities	16.2	7,599	4,909

Global minimum tax payable	22	158,571	113,505

Deferred income taxes	22	369	349

Pension liability		4,740	5,289

Total non-current liabilities		$176,706	$135,574

Total liabilities		$273,155	$165,078

Shareholders’ equity

Issued capital	17	$3,804,168	$3,798,108

Reserves	18	(41,904)	(63,503)

Retained earnings		3,703,878	3,524,774

Total shareholders’ equity		$7,466,142	$7,259,379

Total liabilities and shareholders’ equity		$7,739,297	$7,424,457

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [4]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31

(US dollars in thousands - unaudited)	Note	2025	2024

Operating activities

Net earnings		$253,984	$164,041

Adjustments for

Depreciation and depletion		76,994	64,013

Equity settled share based compensation	8	1,425	1,598

Performance share units - expense	19.1	10,756	(317)

Performance share units - paid	19.1	(17,209)	(11,129)

Income tax expense	22	42,779	(27)

Investment income recognized in net earnings		(9,046)	(6,438)

Other		3,007	(60)

Change in non-cash working capital	21	(7,742)	2,155

Cash generated from operations before income taxes and interest		$354,948	$213,836

Income taxes refunded (paid)		(2,234)	(116)

Interest paid		(91)	(75)

Interest received		8,170	5,735

Cash generated from operating activities		$360,793	$219,380

Financing activities

Share purchase options exercised	18.1	2,506	3,816

Lease payments		(122)	(148)

Cash generated from financing activities		$2,384	$3,668

Investing activities

Mineral stream interests	12	$(95,740)	$(450,902)

Mineral royalty interest	14	-	(11,947)

Acquisition of long-term investments	15	(3)	(751)

Dividends received		239	700

Other		(260)	(596)

Cash used for investing activities		$(95,764)	$(463,496)

Effect of exchange rate changes on cash and cash equivalents		$2	$30

Increase (decrease) in cash and cash equivalents		$267,415	$(240,418)

Cash and cash equivalents, beginning of period		818,166	546,527

Cash and cash equivalents, end of period	21	$1,085,581	$306,109

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [5]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2024	453,069	$3,777,323	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$164,041	$164,041

OCI [1]		-	-	-	(5,566)	(5,566)	-	(5,566)

Total comprehensive income		$-	$-	$-	$(5,566)	$(5,566)	$164,041	$158,475

SBC [1] expense		$-	$674	$924	$-	$1,598	$-	$1,598

Options [1] exercised	158	4,565	(698)	-	-	(698)	-	3,867

RSUs [1] released	68	2,960	-	(2,960)	-	(2,960)	-	-

Dividends (Note 17.2)		-	-	-	-	-	(70,261)	(70,261)

At March 31, 2024	453,295	$3,784,848	$22,883	$5,970	$(76,570)	$(47,717)	$3,342,064	$7,079,195

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$365,099	$365,099

OCI [1]		-	-	-	9,363	9,363	-	9,363

Total comprehensive income		$-	$-	$-	$9,363	$9,363	$365,099	$374,462

SBC [1] expense		$-	$2,163	$2,942	$-	$5,105	$-	$5,105

Options [1] exercised	342	11,091	(1,685)	-	-	(1,685)	-	9,406

RSUs [1] released	1	53	-	(53)	-	(53)	-	-

Dividends	39	2,116	-	-	-	-	(210,905)	(208,789)

Realized gain on disposal of LTIs ¹		-	-	-	(28,516)	(28,516)	28,516	-

At December 31, 2024	453,677	$3,798,108	$23,361	$8,859	$(95,723)	$(63,503)	$3,524,774	$7,259,379

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$253,984	$253,984

OCI [1]		-	-	-	23,810	23,810	-	23,810

Total comprehensive income		$-	$-	$-	$23,810	$23,810	$253,984	$277,794

SBC [1] expense		$-	$579	$846	$-	$1,425	$-	$1,425

Options [1] exercised	62	2,965	(541)	-	-	(541)	-	2,424

RSUs [1] released	69	3,095	-	(3,095)	-	(3,095)	-	-

Dividends (Note 17.2)		-	-	-	-	-	(74,880)	(74,880)

At March 31, 2025	453,808	$3,804,168	$23,399	$6,610	$(71,913)	$(41,904)	$3,703,878	$7,466,142

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of March 31, 2025, the Company has entered into 40 long-term agreements¹ (32 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 24 of which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2025 were authorized for issue as of May 8, 2025 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2024 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2025 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Material Accounting Policy Information

3.1. New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability

Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the condensed interim consolidated financial statements.

[1]	Minto has been removed from the mine count due to Minto Metals Corp., being placed in receivership.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [7]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2024.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant and the interest rate coverage ratio under its sustainability-linked revolving credit facility (Note 16).

The Company is in compliance with the debt covenants at March 31, 2025, as described in Note 16.1.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [8]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities

Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company’s financial assets and liabilities:

(in thousands)	Note	March 31 2025	December 31 2024

Financial assets

Financial assets mandatorily measured at FVTNE [1]

Cash and cash equivalents	21	$1,085,581	$818,166

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	6,309	3,518

Long-term investments - warrants held		1,409	785

Investments in equity instruments designated at FVTOCI [1]

Long-term investments - common shares held	15	127,468	98,190

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	-	1,199

Refundable deposit - 777 PMPA	24	9,598	9,413

Other accounts receivable		1,685	1,500

Total financial assets		$1,232,050	$932,771

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$7,684	$13,553

Dividends payable	17.2	74,880	-

Total financial liabilities		$82,564	$13,553

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at March 31, 2025 is considered to be negligible.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [9]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	March 31 2025	December 31 2024

Cash and cash equivalents	21	$1,085,581	$818,166

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	6,309	3,518

Trade receivables from sales of cobalt	11	-	1,199

Refundable Deposit - 777 PMPA	24	9,598	9,413

Other accounts receivables	11	1,685	1,500

Maximum exposure to credit risk related to financial assets		$1,103,173	$833,796

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at March 31, 2025, the Company had cash and cash equivalents of $1,086 million (December 31, 2024 - $818 million) and working capital of $1,001 million (December 31, 2024 - $799 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at March 31, 2025 of $129 million (December 31, 2024 - $99 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at March 31, 2025

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Accounts payable and accrued liabilities	$7,684	$-	$-	$-	$7,684

Performance share units [1]	-	18,649	69	-	18,718

Dividends payable	74,880	-	-	-	74,880

Total	$82,564	$18,649	$69	$-	$101,282

1)	See Note 19.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [10]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	March 31 2025	December 31 2024

Monetary assets

Cash and cash equivalents	$2,127	$7,833

Accounts receivable	146	160

Long-term investments - common shares held	127,468	98,190

Long-term investments - warrants held	1,409	785

Other long-term assets	-	3,114

Total Canadian dollar denominated monetary assets	$131,150	$110,082

Monetary liabilities

Accounts payable and accrued liabilities	$4,810	$9,291

Performance share units	15,588	20,989

Lease liability	5,111	5,170

Pension liability	4,740	5,289

Total Canadian dollar denominated monetary liabilities	$30,249	$40,739

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at March 31, 2025

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,657)	$2,657

Increase (decrease) in other comprehensive income	12,747	(12,747)

Increase (decrease) in total comprehensive income	$10,090	$(10,090)

	As at December 31, 2024

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,885)	$2,885

Increase (decrease) in other comprehensive income	9,819	(9,819)

Increase (decrease) in total comprehensive income	$6,934	$(6,934)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [11]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

risk. During the three months ended March 31, 2025 the weighted average interest rate earned on its cash deposits in interest bearing accounts was 4.2%, as compared to 5.2% in the comparable period of the prior year.

During the three months ended March 31, 2025 and 2024, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the three months ended March 31, 2025 and 2024, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $2 million and $1 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three months ended March 31, 2025 and 2024 would have increased/decreased by approximately $13 million and $25 million, respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		March 31, 2025

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$1,085,581	$1,085,581	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	6,309	-	6,309	-

Long-term investments - common shares held	15	127,468	127,468	-	-

Long-term investments - warrants held	15	1,409	-	1,409	-

		$1,220,767	$1,213,049	$7,718	$-

		December 31, 2024

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$818,166	$818,166	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,518	-	3,518	-

Long-term investments - common shares held	15	98,190	98,190	-	-

Long-term investments - warrants held	15	785	-	785	-

		$920,659	$916,356	$4,303	$-

When balances are outstanding, the Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

5.8.1. Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Three Months Ended March 31

(in thousands)	2025		2024

Sales

Gold credit sales	$319,696	68%	$190,689	64%
Silver

Silver credit sales	$122,299	26%	$83,710	28%

Concentrate sales	22,638	4%	12,948	4%

Total silver sales	$144,937	30%	$96,658	32%

Palladium credit sales	$2,372	1%	$4,677	2%

Cobalt sales	$3,406	1%	$4,782	2%

Total sales revenue	$470,411	100%	$296,806	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

Concentrate Sales

Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Cobalt Sales

The Company has entered into an offtake agreement under which all cobalt is sold to a third-party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.

7.	General and Administrative

	Three Months Ended March 31

(in thousands)	2025	2024

Salaries and benefits	$7,811	$5,717

Depreciation	301	337

Professional fees, audit and regulatory	1,851	1,586

Business travel	586	355

Business taxes	622	420

Insurance	493	514

Other	1,861	1,535

Total general and administrative	$13,525	$10,464

8.	Share Based Compensation

		Three Months Ended March 31

(in thousands)	Note	2025	2024

Equity settled share based compensation [1]

Stock options	18.1	$579	$674

RSUs	18.2	846	924

Cash settled share based compensation

PSUs	19.1	$10,756	$(317)

Total share based compensation		$12,181	$1,281

1)	Equity settled share based compensation is a non-cash expense.

9.	Donations and Community Investments

	Three Months Ended March 31

(in thousands)	2025	2024

Local donations and community investments [1]	$832	$689

Partner donations and community investments [2]	757	881

Environmental and innovation investments [3]	1,104	-

Total donations and community investments	$2,693	$1,570

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

10.	Other Income (Expense)

		Three Months Ended March 31

(in thousands)	Note	2025	2024

Interest income		$8,807	$5,738

Dividend income		239	700

Foreign exchange gain (loss)		(152)	575

Gain (loss) on fair value adjustment of share purchase warrants held		623	183

Other		(1,997)	-

Total other income (expense)		$7,520	$7,196

11.	Accounts Receivable

(in thousands)	Note	March 31 2025	December 31 2024

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$6,309	$3,518

Trade receivables from sales of cobalt	6	-	1,199

Other accounts receivable		1,685	1,500

Total accounts receivable		$7,994	$6,217

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

12.	Mineral Stream Interests

	Three Months Ended March 31, 2025

	Cost			Accumulated Depletion & Impairment [1]

(in thousands)	Balance Jan 1, 2025	Additions	Balance Mar 31, 2025	Balance Jan 1, 2025	Depletion	Balance Mar 31, 2025	Carrying Amount Mar 31, 2025

Gold interests

Salobo	$3,429,911	$-	$3,429,911	$(834,426)	$(31,691)	$(866,117)	$2,563,794

Sudbury [2]	623,864	-	623,864	(382,313)	(7,467)	(389,780)	234,084

Constancia	140,058	-	140,058	(75,732)	(3,159)	(78,891)	61,167

San Dimas	220,429	-	220,429	(83,948)	(2,598)	(86,546)	133,883

Stillwater [3]	239,352	-	239,352	(31,892)	(819)	(32,711)	206,641

Other [4]	1,035,107	24,869	1,059,976	(53,791)	(456)	(54,247)	1,005,729

	$5,688,721	$24,869	$5,713,590	$(1,462,102)	$(46,190)	$(1,508,292)	$4,205,298

Silver interests

Peñasquito	$524,626	$-	524,626	$(280,161)	$(9,597)	$(289,758)	$234,868

Antamina	900,343	-	900,343	(409,572)	(7,479)	(417,051)	483,292

Constancia	302,948	-	302,948	(137,570)	(4,455)	(142,025)	160,923

Other [5]	1,256,062	70,026	1,326,088	(593,432)	(5,489)	(598,921)	727,167

	$2,983,979	$70,026	$3,054,005	$(1,420,735)	$(27,020)	$(1,447,755)	$1,606,250

Palladium interests

Stillwater [3]	$263,721	$-	$263,721	$(50,542)	$(1,054)	$(51,596)	$212,125

Platreef	78,814	-	78,814	-	-	-	78,814

	$342,535	$-	$342,535	$(50,542)	$(1,054)	$(51,596)	$290,939

Platinum interests

Marathon	$9,451	$-	$9,451	$-	$-	$-	$9,451

Platreef	57,584	-	57,584	-	-	-	57,584

	$67,035	$-	$67,035	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay [6]	$393,422	$-	$393,422	$(162,733)	$(2,429)	$(165,162)	$228,260

	$9,475,692	$94,895	$9,570,587	$(3,096,112)	$(76,693)	$(3,172,805)	$6,397,782

1)	Includes cumulative impairment charges to March 31, 2025 as follows: Pascua-Lama silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Platreef, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes Fenix - $25 million.

5)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo. Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Mineral Park - $40 million; and Blackwater - $30 million.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

	Year Ended December 31, 2024

	Cost				Accumulated Depletion & Impairment [1]
(in thousands)	Balance Jan 1, 2024	Additions	Balance Dec 31, 2024	Balance Jan 1, 2024	Depletion	Impairment Charge	Balance Dec 31, 2024	Carrying Amount Dec 31, 2024

Gold interests

Salobo	$3,429,911	$-	$3,429,911	$(748,492)	$(85,934)	$-	$(834,426)	$2,595,485

Sudbury [2]	623,864	-	623,864	(361,379)	(20,934)	-	(382,313)	241,551

Constancia	140,058	-	140,058	(59,793)	(15,939)	-	(75,732)	64,326

San Dimas	220,429	-	220,429	(75,707)	(8,241)	-	(83,948)	136,481

Stillwater [3]	239,352	-	239,352	(27,883)	(4,009)	-	(31,892)	207,460

Other [4]	656,187	378,920	1,035,107	(52,498)	(1,293)	-	(53,791)	981,316

	$5,309,801	$378,920	$5,688,721	$(1,325,752)	$(136,350)	$-	$(1,462,102)	$4,226,619

Silver interests

Peñasquito	$524,626	$-	$524,626	$(248,394)	$(31,767)	$-	$(280,161)	$244,465

Antamina	900,343	-	900,343	(380,813)	(28,759)	-	(409,572)	490,771

Constancia	302,948	-	302,948	(123,365)	(14,205)	-	(137,570)	165,378

Other [5]	1,159,563	96,499	1,256,062	(577,450)	(15,982)	-	(593,432)	662,630

	$2,887,480	$96,499	$2,983,979	$(1,330,022)	$(90,713)	$-	$(1,420,735)	$1,563,244

Palladium interests

Stillwater [3]	$263,721	$-	$263,721	$(43,054)	$(7,488)	$-	$(50,542)	$213,179

Platreef	-	78,814	78,814	-	-	-	-	78,814

	$263,721	$78,814	$342,535	$(43,054)	$(7,488)	$-	$(50,542)	$291,993

Platinum interests

Marathon	$9,451	$-	$9,451	$-	$-	$-	$-	$9,451

Platreef	-	57,584	57,584	-	-	-	-	57,584

	$9,451	$57,584	$67,035	$-	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay [6]	$393,422	$-	$393,422	$(42,606)	$(11,266)	$(108,861)	$(162,733)	$230,689

	$8,863,875	$611,817	$9,475,692	$(2,741,434)	$(245,817)	$(108,861)	$(3,096,112)	$6,379,580

1)

Includes cumulative impairment charges to December 31, 2024 as follows: Pascua-Lama silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Platreef, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes: Platreef - $275 million; Kudz Ze Kayah -$14 million; Cangrejos - $16 million; Marmato - $40 million; and Kurmuk - $44 million; less a repayment relative to El Domo - $10 million to be re-advanced at a later date.

5)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $25 million; and Mineral Park - $75 million; less a repayment relative to El Domo - $3 million to be re-advanced at a later date.

6)

When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2025			December 31, 2024

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,237,619	$326,175	$2,563,794	$2,269,310	$326,175	$2,595,485

Sudbury [1]	192,373	41,711	234,084	199,840	41,711	241,551

Constancia	57,562	3,605	61,167	60,721	3,605	64,326

San Dimas	44,591	89,292	133,883	47,187	89,294	136,481

Stillwater [2]	187,007	19,634	206,641	187,826	19,634	207,460

Other [3]	341,136	664,593	1,005,729	16,706	964,610	981,316

	$3,060,288	$1,145,010	$4,205,298	$2,781,590	$1,445,029	$4,226,619

Silver interests

Peñasquito	$234,868	$-	$234,868	$244,465	$-	$244,465

Antamina	136,274	347,018	483,292	143,753	347,018	490,771

Constancia	154,441	6,482	160,923	158,896	6,482	165,378

Other [4]	247,864	479,303	727,167	122,498	540,132	662,630

	$773,447	$832,803	$1,606,250	$669,612	$893,632	$1,563,244

Palladium interests

Stillwater [2]	$204,637	$7,488	$212,125	$205,691	$7,488	$213,179

Platreef	-	78,814	78,814	-	78,814	78,814

	$204,637	$86,302	$290,939	$205,691	$86,302	$291,993

Platinum interests

Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451

Platreef	-	57,584	57,584	-	57,584	57,584

	$-	$67,035	$67,035	$-	$67,035	$67,035

Cobalt interests

Voisey’s Bay	$214,871	$13,389	$228,260	$217,300	$13,389	$230,689

	$4,253,243	$2,144,539	$6,397,782	$3,874,193	$2,505,387	$6,379,580

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Platreef, Kudz Ze Kayah, Koné and Kurmuk gold interests.
4)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Significant acquisitions, amendments and disposals of mineral stream interests (if any) in the three months ended March 31, 2025 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in Note 25.

Amendment to the Blackwater PMPA

On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

As a result of the amendment, the amount of payable silver will be based on a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced, rather than being based on a fixed silver recovery factor. The ratio is currently 5.17. Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. On March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

13.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests owned by the Company as of March 31, 2025

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

14.	Mineral Royalty Interests

The following table summarizes mineral royalty interests owned by the Company as of March 31, 2025. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

15.	Long-Term Equity Investments

(in thousands)	March 31 2025	December 31 2024

Common shares held	$127,468	$98,190

Warrants held	1,409	785

Total long-term equity investments	$128,877	$98,975

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Common Shares Held

	Three Months Ended March 31, 2025

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2024	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2025	Realized Gain (Loss) on Disposal

Kutcho	18,640	11.11%	$1,231	$-	$-	$520	$1,751	$-

B2Gold	12,025	0.91%	29,416	-	-	4,794	34,210	-

Silvercorp	3,759	1.73%	11,285	-	-	3,226	14,511	-

Aris	4,715	2.76%	16,515	-	-	5,295	21,810	-

Other			39,743	3,117	-	12,326	55,186	-

Total			$98,190	$3,117	$-	$26,161	$127,468	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Three Months Ended March 31, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Mar 31, 2024	Realized Gain (Loss) on Disposal

Kutcho	18,640	12.03%	$1,551	$-	$-	$100	$1,651	$-

Hecla	34,980	5.60%	168,255	-	-	-	168,255	-

B2Gold	12,025	0.92%	38,094	-	-	(6,590)	31,504	-

Aris	4,715	3.33%	15,579	-	-	1,332	16,911	-

Other			22,547	5,122	-	(312)	27,357	-

Total			$246,026	$5,122	$-	$(5,470)	$245,678	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

16.	Credit Facilities

16.1.	Sustainability-Linked Revolving Credit Facility

The Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) matures on June 25, 2029.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2025 and 2024.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

performance in sustainability. During the three months ended March 31, 2025, the stand-by fee rate was 0.1966% as compared to 0.20% during the previous year.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 24).

16.2.	Lease Liabilities

The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	March 31 2025	December 31 2024

Current portion	$488	$262

Long-term portion	7,599	4,909

Total lease liabilities	$8,087	$5,171

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	March 31 2025

Not later than 1 year	$905

Later than 1 year and not later than 5 years	3,731

Later than 5 years	5,931

Total lease liabilities	$10,567

16.3.	Finance Costs

A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended March 31

(in thousands)	Note	2025	2024

Costs related to undrawn credit facilities	16.1	$1,350	$1,338

Interest expense - lease liabilities	16.2	91	74

Letters of guarantee		-	30

Total finance costs		$1,441	$1,442

17.	Issued Capital

(in thousands)	Note	March 31 2025	December 31 2024

Issued capital

Share capital issued and outstanding: 453,808,469 common shares (December 31, 2024: 453,677,299 common shares)	17.1	$3,804,168	$3,798,108

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

17.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2025 and 2024, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2024 to March 31, 2025 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2024	453,069,254

Share purchase options exercised [1]	158,148	Cdn$33.20

Restricted share units released [1]	68,277	Cdn$0.00

At March 31, 2024	453,295,679

Share purchase options exercised [1]	341,869	Cdn$37.56

Restricted share units released [1]	1,217	Cdn$0.00

Dividend reinvestment plan [2]	38,534	US$54.92

At December 31, 2024	453,677,299

Share purchase options exercised [1]	62,041	Cdn$55.90

Restricted share units released [1]	69,129	Cdn$0.00

At March 31, 2025	453,808,469

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date.

At the Market Equity Program

The Company established an at-the-market equity program (the “ATM Program”) to allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.

Wheaton intended that the net proceeds from the ATM Program, if any, would be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. However, as at March 31, 2025 the Company has not issued any shares under the ATM program and the Company has elected not to renew the ATM Program.

17.2.	Dividends Declared

	Three Months Ended March 31

(in thousands, except per share amounts)	2025	2024

Dividends declared per share	$0.165	$0.155

Average number of shares eligible for dividend	453,821	453,293

Total dividends declared	$74,880	$70,261

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

18.	Reserves

(in thousands)	Note	March 31 2025	December 31 2024

Reserves
Share purchase options	18.1	$23,399	$23,361
Restricted share units	18.2	6,610	8,859
Long-term investment revaluation reserve, net of tax	18.3	(71,913)	(95,723)

Total reserves		$(41,904)	$(63,503)

18.1.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 36-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31

	2025	2024

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$108.56	Cdn$59.79

Expected dividend yield	0.92%	1.45%

Expected volatility	30%	30%

Risk-free interest rate	2.89%	4.10%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$23.90	Cdn$13.39

Number of options issued during the period	178,020	305,710

Total fair value of options issued (000’s)	$2,974	$3,022

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at March 31, 2025:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$49.86	199,300	-	199,300	3.0 years

$57.43¹	17,230	-	17,230	3.0 years

$62.20¹	18,930	14,945	33,875	5.0 years

$67.51¹	27,296	-	27,296	4.0 years

$59.79	75,021	142,602	217,623	6.0 years

$59.41	155,319	74,668	229,987	5.0 years

$63.47¹	17,632	45,026	62,658	6.0 years

$60.00	196,554	-	196,554	4.0 years

$108.56	-	138,530	138,530	7.0 years

$109.10¹	-	39,490	39,490	7.0 years

	707,282	455,261	1,162,543	4.8 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.4376, being the Cdn$/US$ exchange rate at March 31, 2025.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2024 to March 31, 2025 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2024	1,270,021	Cdn$48.47

Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79

Exercised	(158,148)	33.20

At March 31, 2024	1,417,583	Cdn$52.75

Exercised	(341,869)	37.56

Forfeited	(4,740)	59.59

At December 31, 2024	1,070,974	Cdn$58.14

Granted (fair value - $3 million or Cdn$23.90 per option)	178,020	108.56

Exercised	(62,041)	55.90

Forfeited	(24,410)	59.76

At March 31, 2025	1,162,543	Cdn$65.95

As it relates to share purchase options, during the three months ended March 31, 2025, the weighted average share price at the time of exercise was Cdn$109.30 per share, as compared to Cdn$61.21 per share during the comparable period in 2024.

18.2.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2024 to March 31, 2025 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2024	316,336	$33.81

Granted (fair value - $4 million)	90,120	44.16

Released	(68,277)	43.35

At March 31, 2024	338,179	$34.64

Granted	1,010	54.55

Released	(1,217)	43.73

Forfeited	(1,043)	44.40

At December 31, 2024	336,929	$34.64

Granted (fair value - $4 million)	52,960	75.92

Released	(69,129)	44.78

Forfeited	(5,384)	43.86

At March 31, 2025	315,376	$39.19

18.3.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2024 to March 31, 2025 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2024	$(68,099)	$(2,905)	$(71,004)

Unrealized gain (loss) on LTIs [1]	(5,470)	(96)	(5,566)

At March 31, 2024	$(73,569)	$(3,001)	$(76,570)

Unrealized gain (loss) on LTIs [1]	10,119	(756)	9,363

Reallocate reserve to retained earnings upon disposal of LTIs [1]	(32,225)	3,709	(28,516)

At December 31, 2024	$(95,675)	$(48)	$(95,723)

Unrealized gain (loss) on LTIs [1]	26,161	(2,351)	23,810

At March 31, 2025	$(69,514)	$(2,399)	$(71,913)

1)	LTIs refers to long-term investments in common shares held.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

19.	Share Based Compensation

The Company’s share based compensation consists of share purchase options (Note 18.1), restricted share units (Note 18.2) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return (“TSR”) to those achieved by various peer companies and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2024 to March 31, 2025 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2024	372,460	$21,126

Granted	135,220	-

Accrual related to the fair value of the PSUs outstanding	-	(317)

Foreign exchange adjustment	-	(428)

Paid	(126,590)	(11,129)

At March 31, 2024	381,090	$9,252

Accrual related to the fair value of the PSUs outstanding	-	16,931

Foreign exchange adjustment	-	(1,050)

Forfeited	(2,120)	(49)

At December 31, 2024	378,970	$25,084

Granted	78,390	-

Accrual related to the fair value of the PSUs outstanding	-	10,796

Foreign exchange adjustment	-	87

Paid	(118,240)	(17,209)

Forfeited	(890)	(40)

At March 31, 2025	338,230	$18,718

A summary of the PSUs outstanding at March 31, 2025 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Service Period Complete at Mar 31, 2025	PSU Liability at Mar 31, 2025
2023	2026	125,070	$75.69	198%	71%	$13,291
2024	2027	134,770	$74.77	135%	39%	5,358
2025	2028	78,390	$73.88	101%	1%	69

		338,230				$18,718

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31

(in thousands)	2025	2024

Basic weighted average number of shares outstanding	453,692	453,094

Effect of dilutive securities

Share purchase options	407	253

Restricted share units	329	319

Diluted weighted average number of shares outstanding	454,428	453,666

The following table lists the number of share purchase options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$95.38, compared to Cdn$60.97 for the comparable period in 2024.

	Three Months Ended March 31

(in thousands)	2025	2024

Share purchase options	178	37

21.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended March 31

(in thousands)	2025	2024

Change in non-cash working capital

Accounts receivable	$(1,407)	$4,445

Accounts payable and accrued liabilities	(6,599)	(2,661)

Other	264	371

Total change in non-cash working capital	$(7,742)	$2,155

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Cash and Cash Equivalents

(in thousands)	March 31 2025	December 31 2024
Cash and cash equivalents comprised of:

Cash	$910,674	$768,682

Cash equivalents	174,907	49,484

Total cash and cash equivalents	$1,085,581	$818,166

Cash equivalents include short-term deposits, treasury bills, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended March 31

(in thousands)	2025	2024
Current income tax expense (recovery)	$44	$59
Global minimum income tax expense	45,066	-
Total current income tax expense (recovery)	$45,110	$59
Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$1,420	$225

Write down (reversal of write down) or recognition of prior period temporary differences	(3,751)	(311)

Total deferred income tax recovery	$(2,331)	$(86)

Total income tax expense (recovery) recognized in net earnings	$42,779	$(27)

Effective Tax Rate	14%	0%

Pillar II Tax Expense - Global Minimum Tax

On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies are subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of 0%, are subject to the GMTA. For the three months ended March 31, 2025, an amount of $45 million current tax expense associated with GMT was recorded, with GMT being payable 15 months after year-end (18 months after year-end for the year-ended December 31, 2024).

The Company has applied the mandatory exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two legislation.

Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended March 31

(in thousands)	2025	2024

Deferred income tax expense (recovery) related to LTIs - common shares held	2,351	96

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

23.	Other Current Assets

The composition of other current assets is shown below:

(in thousands)	Note	March 31 2025	December 31 2024

Prepaid expenses		$3,049	$3,230

Other		384	467

Total other current assets		$3,433	$3,697

24.	Other Long-Term Assets

The composition of other long-term assets is shown below:

(in thousands)	Note	March 31 2025	December 31 2024

Intangible assets		$1,407	$1,503

Debt issue costs - Revolving Facility	16.1	4,764	5,101

Refundable deposit - 777 PMPA		9,598	9,413

Subscription Rights		-	3,114

Other		500	2,485

Total other long-term assets		$16,269	$21,616

Subscription Rights

The subscription rights from 2024 were converted to common shares during the first quarter of 2025 and were reclassified to Long-Term Equity Investments.

Refundable Deposit – 777 PMPA

On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.

At December 31, 2022, the Company derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052. The Company estimated that a credit facility with similar terms and conditions would have an interest rate of 8%.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

25.	Commitments and Contingencies

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]	Term of Agreement		Date of Original Contract
Constancia	50%		$425 ²	Life of Mine		8-Aug-12
Salobo	75%		$429	Life of Mine		28-Feb-13
Sudbury	70%		$400	20 years		28-Feb-13
San Dimas	variable	[3]	$637	Life of Mine		10-May-18
Stillwater	100%		18% [4]	Life of Mine		16-Jul-18
Marathon	100%	[5]	18% [4]	Life of Mine		26-Jan-22
Other
Copper World	100%		$450	Life of Mine		10-Feb-10
Marmato	10.5%	[5]	18% [4]	Life of Mine		5-Nov-20
Santo Domingo	100%	[5]	18% [4]	Life of Mine		24-Mar-21
Fenix	22%	[6]	20%	Life of Mine		15-Nov-21
Blackwater	8%	[5]	35%	Life of Mine		13-Dec-21
El Domo	50%	[5]	18% [4]	Life of Mine		17-Jan-22
Goose	2.78%	[5]	18% [4]	Life of Mine		8-Feb-22
Cangrejos	6.6%	[5]	18% [4]	Life of Mine		16-May-23
Platreef	62.5%	[5]	$100 [5]	Life of Mine	[5]	7-Dec-21	[8]
Curraghinalt	3.05%	[5]	18% [4]	Life of Mine		15-Nov-23
Kudz Ze Kayah	6.875%	[7]	20%	Life of Mine		22-Dec-21	[8]
Koné	19.5%	[5]	20% [9]	Life of Mine		23-Oct-24
Kurmuk	6.7%	[5]	15%	Life of Mine		5-Dec-24
Early Deposit
Toroparu	10%		$400	Life of Mine		11-Nov-13
Cotabambas	25%	[5]	$450	Life of Mine		21-Mar-16
Kutcho	100%		20%	Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
g.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
h.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%. BMC Minerals has a one-time buy-back option exercisable during a 30-day period following June 22, 2026, to reduce the designated gold and silver percentage by 50% through payment of $36 million to Wheaton.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.56	Life of Mine	24-Jul-07
Constancia	100%	$6.26 [2]	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.74	25 years	15-Oct-04
Zinkgruvan	100%	$4.75	Life of Mine	8-Dec-04
Stratoni	100%	$11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.50	50 years	5-Jun-07
Aljustrel	100% [3]	50%	50 years	5-Jun-07
Pascua-Lama	25%	$3.90	Life of Mine	8-Sep-09
Copper World	100%	$3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00	Life of Mine	n/a	[4]
Marmato	100% [5]	18% [6]	Life of Mine	5-Nov-20
Cozamin	50% [5]	10%	Life of Mine	11-Dec-20
Blackwater	50% [5]	18% [6]	Life of Mine	13-Dec-21
El Domo	75%	18% [6]	Life of Mine	17-Jan-22
Mineral Park	100%	18% [6]	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875% [7]	20%	Life of Mine	22-Dec-21	[8]
Early Deposit
Toroparu	50%	$3.90	Life of Mine	11-Nov-13
Cotabambas	100% [5]	$5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

4)	Terms of the agreement not yet finalized.
5)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
6)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
10)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%. BMC Minerals has a one-time buy-back option exercisable during a 30-day period following June 22, 2026, to reduce the designated gold and silver percentage by 50% through payment of $36 million to Wheaton.

7)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement		Date of Original Contract

Palladium
Stillwater	4.5% [2]	18% [3]	Life of Mine		16-Jul-18
Platreef	5.25% [2]	30% [2]	Life of Mine	[2]	7-Dec-21	[4]

Platinum
Marathon	22% [2]	18% [3]	Life of Mine		26-Jan-22
Platreef	5.25% [2]	30% [2]	Life of Mine	[2]	7-Dec-21	[4]

Cobalt
Voisey’s Bay	42.4% [2]	18% [3]	Life of Mine		11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [33]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Payments for mineral stream interests & royalty

Salobo	$144,000	$-	$16,000	$64,000	$224,000

Copper World [2]	-	131,429	99,721	-	231,150

Marmato	81,984	-	-	-	81,984

Santo Domingo	-	162,500	97,500	-	260,000

Fenix Gold	100,000	-	-	-	100,000

El Domo	43,875	131,625	-	-	175,500

Marathon	-	-	139,121	-	139,121

Cangrejos	3,100	-	252,000	-	255,100

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Kudz Ze Kayah	-	5,000	-	-	5,000

Koné	312,500	312,500	-	-	625,000

Kurmuk	131,250	-	-	-	131,250

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000
Leases liabilities	652	1,948	2,036	5,931	10,567

Total contractual obligations	$817,361	$745,002	$606,378	$479,331	$2,648,072

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Figure includes contingent transaction costs of $1 million.

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the first half of 2025. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale ranging from $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $144 million if throughput is expanded beyond 35 Mtpa by January 1, 2026. On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. The Company advanced the remaining balance of the expansion payment to Vale in the amount of $144 million on April 4, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $100 million, payable subject to certain customary conditions. Wheaton has also provided a $20 million secured standby loan facility.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $175.5 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $139 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $255 million. Of this amount, $3 million was paid on April 17, 2025 and the remainder is to be paid in three staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [35]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Koné

Under the terms of the Koné PMPA, the Company is committed to pay upfront consideration of $625 million in four equal installment payments during construction, subject to certain customary conditions. The first installment of $156 million was paid on April 17, 2025. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Kurmuk

Under the terms of the Kumuk PMPA, the Company is committed to pay additional upfront consideration of $131 million in three equal installment payments during construction, subject to customary conditions.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

26.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2025
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$240,804	$35,942	$31,691	$173,171	$204,863	$2,563,794

Sudbury [1]	16,118	2,253	7,467	6,398	13,850	234,084

Constancia	28,123	4,156	3,159	20,808	23,967	61,167

San Dimas	25,751	5,708	2,598	17,445	20,043	133,883

Stillwater	5,594	968	819	3,807	4,626	206,641

Other [2]	3,306	1,349	456	1,501	2,821	1,005,729

Total gold interests	$319,696	$50,376	$46,190	$223,130	$270,170	$4,205,298

Silver

Peñasquito	$63,271	$9,008	$9,597	$44,666	$54,262	$234,868

Antamina	28,311	5,663	7,479	15,169	22,647	483,292

Constancia	23,375	4,569	4,455	14,351	18,806	160,923

Other [3]	29,980	3,946	5,489	20,545	23,069	727,167

Total silver interests	$144,937	$23,186	$27,020	$94,731	$118,784	$1,606,250

Palladium

Stillwater	$2,372	$423	$1,054	$895	$1,949	$212,125

Platreef	-	-	-	-	-	78,814

Total palladium interests	$2,372	$423	$1,054	$895	$1,949	$290,939

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$3,406	$650	$2,429	$327	$3,962	$228,260

Total mineral stream interests	$470,411	$74,635	$76,693	$319,083	$394,865	$6,397,782

Other

General and administrative				$(13,525)	$(19,379)

Share based compensation				(12,181)	(17,209)

Donations and community investments				(2,693)	(2,879)

Finance costs				(1,441)	(1,161)

Other				7,520	8,790

Income tax				(42,779)	(2,234)

Total other				$(65,099)	$(34,072)	$1,341,515

Consolidated				$253,984	$360,793	$7,739,297

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato and Blackwater gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin and Blackwater silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Three Months Ended March 31, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$117,851	$24,135	$22,320	$71,396	$94,050	$2,659,099

Sudbury [1]	8,461	1,652	4,728	2,081	6,814	257,757

Constancia	41,723	8,460	6,353	26,910	33,263	73,912

San Dimas	16,448	5,001	2,210	9,237	11,445	142,512

Stillwater	4,883	875	1,202	2,806	4,008	210,267

Other [2]	1,323	239	336	748	1,084	892,983

Total gold interests	$190,689	$40,362	$37,149	$113,178	$150,664	$4,236,530

Silver

Peñasquito	$43,650	$8,275	$7,474	$27,901	$35,375	$268,758

Antamina	18,088	3,565	5,376	9,147	14,523	514,154

Constancia	17,236	4,502	4,534	8,200	12,734	175,049

Other [3]	17,684	3,069	3,076	11,539	15,819	603,933

Total silver interests	$96,658	$19,411	$20,460	$56,787	$78,451	$1,561,894

Palladium

Stillwater	$4,677	$869	$2,125	$1,683	$3,808	$218,542

Platreef	-	-	-	-	-	78,786

Total palladium interests	$4,677	$869	$2,125	$1,683	$3,808	$297,328

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,564

Total platinum interests	$-	$-	$-	$-	$-	$67,015

Cobalt

Voisey’s Bay	$4,782	$913	$3,942	$(73)	$7,006	$348,000

Total mineral stream interests	$296,806	$61,555	$63,676	$171,575	$239,929	$6,510,767

Other

General and administrative				$(10,464)	$(15,958)

Share based compensation				(1,281)	(11,129)

Donations and community investments				(1,570)	(1,373)

Finance costs				(1,442)	(1,125)

Other				7,196	9,152

Income tax				27	(116)

Total other				$(7,534)	$(20,549)	$669,688

Consolidated				$164,041	$219,380	$7,180,455

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at March 31, 2025

(in thousands)	Sales: Three Months Ended Mar 31, 2025		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$19,838	4%	$693,823	$196,001	$-	$9,452	$228,260	$1,127,536	19%

United States	7,966	2%	206,641	116,433	212,125	-	-	535,199	8%

Mexico	96,092	20%	133,881	337,427	-	-	-	471,308	7%

Europe

Portugal	7,433	2%	-	16,281	-	-	-	16,281	0%

Sweden	15,205	3%	-	24,721	-	-	-	24,721	0%

UK	-	0%	20,365	-	-	-	-	20,365	0%

South America

Argentina/Chile [1]	-	0%	-	253,513	-	-	-	253,513	4%

Argentina	-	0%	-	10,889	-	-	-	10,889	0%

Chile	875	0%	79,360	-	-	-	-	79,360	1%

Brazil	240,804	51%	2,563,795	-	-	-	-	2,563,795	40%

Peru	79,810	17%	61,167	644,209	-	-	-	705,376	11%

Ecuador	-	0%	45,607	83	-	-	-	45,690	1%

Colombia	2,388	1%	80,143	6,693	-	-	-	86,836	1%

Africa

Côte d’Ivoire	-	0%	638	-	-	-	-	638	0%

Ethiopia	-	0%	44,176	-	-	-	-	44,176	1%

South Africa	-	0%	275,702	-	78,814	57,583	-	412,099	7%

Consolidated	$470,411	100%	$4,205,298	$1,606,250	$290,939	$67,035	$228,260	$6,397,782	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [39]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2025 (US Dollars)

			Carrying Amount at December 31, 2024

(in thousands)	Sales: Three Months Ended Mar 31, 2024		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$13,243	4%	$701,358	$165,983	$-	$9,452	$230,689	$1,107,482	17%

United States	9,560	3%	207,461	76,426	213,179	-	-	497,066	8%

Mexico	64,630	22%	136,478	351,732	-	-	-	488,210	8%

Europe

Portugal	5,820	2%	-	16,559	-	-	-	16,559	0%

Sweden	7,129	2%	-	25,169	-	-	-	25,169	0%

UK	-	0%	20,365	-	-	-	-	20,365	0%

South America

Argentina/Chile [1]	-	0%	-	253,513	-	-	-	253,513	4%

Argentina	-	0%	-	10,889	-	-	-	10,889	0%

Chile	-	0%	55,024	-	-	-	-	55,024	1%

Brazil	117,850	40%	2,595,486	-	-	-	-	2,595,486	41%

Peru	77,048	26%	64,327	656,142	-	-	-	720,469	11%

Ecuador	-	0%	45,593	82	-	-	-	45,675	1%

Colombia	1,526	1%	80,531	6,749	-	-	-	87,280	1%

Africa

Côte d’Ivoire	-	0%	342	-	-	-	-	342	0%

Ethiopia	-	0%	43,952	-	-	-	-	43,952	1%

South Africa	-	0%	275,702	-	78,814	57,583	-	412,099	7%

Consolidated	$296,806	100%	$4,226,619	$1,563,244	$291,993	$67,035	$230,689	$6,379,580	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

27.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend is fixed at $0.165 per common share for 2025. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 8, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on May 28, 2025 and is expected to be distributed on or about June 10, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - FINANCIAL STATEMENTS [40]

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Peter Gillin
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President, Legal and Strategic Development

Vincent Lau
Senior Vice President & Chief Financial Officer

Haytham Hodaly
Senior Vice President, Corporate Development

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
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